

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2019

Destiny Aigbe
Chief Financial Officer
GD Acquisition Group, Inc.
8 The Green Suite A
Dover, DE 19901

> **Re: GD Acquisition Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed March 11, 2019**
> **File No. 0-56034**

Dear Mr. Aigbe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Business, page 3

1. We note you disclose that the analysis of new business opportunities will be undertaken by, or under the supervision of, your officers and directors. We further note you disclose on page 9 that Mr. Schmidt has experience with finding potential business combinations. Please provide a brief description of Mr. Schmidt's experience in facilitating mergers or acquisitions.

Risk Factor, page 9

2. As you have included a Risk Factors section, please add a risk factor to address the risks for future investors related to your common shares being penny stock, including difficulty for investors to sell and the consequences of a reduced pool of investors, market and stock price.

Directors and Executive Officers, page 19

3.   Please expand your disclosure to describe Mr. Aigbe's and Schmidt's business experience during the past five years, including the dates of such employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e)(1) of Regulation S-K.

General

4.   Please be advised that your registration statement will automatically become effective 60 days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. If you do not wish to incur those obligations until you have cleared comments, you may wish to consider withdrawing your registration statement before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

5.   We note Section 21 of your Certificate of Incorporation and Section 7.4 of your Bylaws include a forum selection provision. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations under it, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations under it. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.

       In addition, please describe the exclusive forum provision and the types of actions to which it relates, and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims, under an appropriately titled risk factor and in the Description of Registrant's Securities to be Registered section.

6.   We note that Section 7.4 of your Bylaws contains a fee-shifting provision. Please disclose this provision in your Risk Factors section and under Description of Registrant's Securities to be Registered section, including the types of actions subject to fee shifting, whether the company intends to apply the provision to claims under federal securities laws, and who is subject to the provision and who would be allowed to recover (e.g., company, directors, officers, affiliates). In addition, please discuss the validity of Section 7.4 of your Bylaws in light of Section 109(b) of the Delaware General Corporate Law.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources